April 5, 2011

Wendell M. Faria, Esq.
Paul, Hastings, Janofsky & Walker LLP
875 15th Street, NW
Washington, DC 20005

       Re: 2010 Swift Mandatory Common Exchange Security Trust
              File No. 811-22506

Dear Mr. Faria:

We have reviewed the registration statement for the 2010 Swift Mandatory Common Exchange Security Trust (the "Trust") filed on Form N-2 on March 3, 2011. Based on our review of the registration statement, we have the following comments. The captions we use below correspond to the captions the Trust uses in its registration statement.

Item 3. Fee Table and Synopsis (Page 3)

1.   The annual expenses of the Trust are provided in footnote (c) to the fee table. Please present these expenses in the fee table using the appropriate fee table captions. *See* Item 3 of Form N-2.

Item 18. Management — Additional Information Concerning the Board of Trustees — Information about Each Trustee's Qualification, Experience, Attributes or Skills (Page 45)

2.   This section provides general information concerning the qualifications and experience of all trustees. Item 18.b(10) of Form N-2 requires funds to provide "[f]or each director" a discussion of the "specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund[.]" Please revise the disclosure to provide information specific to each trustee.

<u>GENERAL COMMENTS</u>

3.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

4.   We may have additional comments on such portions when you revise them in an amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

5.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

6.   Response to this letter should be in the form of an amendment. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

7.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* * * * * * *

If you have any questions prior to filing an amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel